

PREGIFTING

Funding for the Wedding of Your Dreams

Type of Security	Pre-Money Valuation	Days Left
Common Equity	**$2,100,000**	**77**

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Founded Apr 2012

Westfield, NJ

Entertainment

HIGHLIGHTS

https://pregifting.net

Less than 20% Funded — Committed **$0**

Target
$10,000 - $100,000

Minimum Investment
$100

ABOUT | TEAM | DOCUMENTS | OVERVIEW AND TERMS | FAQ | ASK A QUESTION | INVEST

ABOUT PREGIFTING

Whether the gift registry is already covered, or the happy couple is a bit short on funds, PreGifting is the ideal way for guests to give them what they really want — a dream wedding day without all the financial stress.
PreGifting allows guests to give a monetary gift before the wedding, and help make the day they say "I do" even more special.

WHY YOU SHOULD INVEST

Two main things to look at when you invest are the person in charge and is this idea a game changer. I've sold two companies that I've started from scratch so I understand what it takes to launch and grow a company. PreGifting is a concept that will completely disrupt the wedding industry. Most startups are looking to build a better mouse trap while I'm just going after a different animal that nobody has thought of.








HOW WE INTEND TO MAKE MONEY

We will take a small 2% fee off of each wedding campaign. This will not take away a big chunk of the money the couples are raising for their wedding. As the site grows we will introduce online ads, lead generation for wedding vendors as well as interest from the banks as we will be holding large sums of money for months on end.

WHY WE ARE RAISING CAPITAL, AND WHAT WE'LL DO WITH IT

We launched a successful MVP in September with the initial seed money raised. The results gave us the info we needed to create a successful marketing road map to hit our next goals. All the money raised for this round goes directly to marketing campaign.

TRADEMARKS

We have received our trademarks for PreGifting and PreGift. Once the industry starts to accept this as a means for raising money for weddings the other sites will not be able to use PreGifting without licensing the name from us.

THE INDUSTRY IS SAYING YES

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With the launch in September we hired a PR company to get the name out. TheKnot.com gave us an exclusive to launch the concept and we were picked up over multi media outlets garnering over 100 million impressions. TheKnot.com as well as our own independent survey on Survey Monkey found and average of 45% of respondents saying YES they would use PreGifting to raise money for their wedding.

TEAM



JOE MINDAK

Founder

Joe Mindak has over 20 years experience in marketing, owning his own firm before selling in 2015. He also launched and sold hMAG, a lifestyle magazine, within 5 years o:... Read More

Washington Township, NJ

University of Dayton

ARTICLES AND PRESS

"However, it's the latest wedding gift trend that is guaranteed to cause the most noise."
- 973fm.com

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"PreGifting is a great option."
- spring.st

DOCUMENTS

Official filing on SEC.gov	Company documents	Company documents
	Financials	Investor Presentation

OVERVIEW AND TERMS

FUNDRAISING DESCRIPTION	
Type of Security	Pre-Money Valuation
Common Equity	**$2,100,000**
Minimum Investment	Price per Share
$100	**$1**
Minimum # of Shares	Maximum # of Shares
10,000	**100,000**

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FAQ

Is PreGifting safe and secure?

Yes! PreGifting upholds the highest standards when it comes to security. Your information and your guests' information will be kept private and safe.

What is the cost of using PreGifting?

What does it cost my guests?

ASK A QUESTION

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I'd Like to Invest in PreGifting!

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